UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANT.: None
Subj.: None
____________

From:	SUPERINTENDENCE OF SECURITIES AND INSURANCE

TO:	MR. GENERAL MANAGER DISTRIBUCIÓN Y SERVICIOS D&S S.A.

A press note dated April 18, 2008, that appeared in “La Tercera” under the heading “D&S revives alternative of alliance with Falabella for its international expansion”, reports that the director of D&S, Mr. Nicolás Ibáñez, had pointed out that the company he represents was exploring new paths to be associated with S.A.C.I. Falabella. In reference to such, the press note indicates that both companies still maintain valid the interest to establish an alliance and that both are currently analyzing the alternatives to carry it out, in accordance with the legal regulations of the country.

In reference to the previous, this Superintendence hereby requests that you indicate the truth of the aforementioned information. If such information is true, please detail the following: (i) the degree of progress of the discussions that are pointed out and the date when such negotiations would have been re-initiated for an eventual alliance with Falabella; (ii) what does such alliance consists of and the approximate time such would actually be carried out, and; (iii) any other antecedent that would be important to point out in reference to the possible alliance to be implemented.

The requested information shall be sent to this Service and to the stock exchange agencies within the term of one business day as of the date of notification of this Official Letter. Your answer shall also refer to the number and date of this letter.

Cordially yours,

Santiago, April 21st 2008

Mr.
Guillermo Larraín Ríos
Superintendent Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449

Ref.: Answer to Official Letter N° 10.243 dated April 18, 2008

Dear Mr. Larraín:

In reference to the aforementioned official letter (“the official letter”) through which such Superintendence has required that Distribución y Servicio D&S S.A. (“D&S”) make a statement about the truth of the information that appeared in an article of the Newspaper “La Tercera”, which was published on the 18th of April, 2008, under the heading “D&S revives an alternative of alliance with Falabella for its international expansion” (“The Article”). Due to the absence of the general manager of the company, I hereby answer such Official Letter as a legal representative of D&S.

Currently, the management of D&S is analyzing diverse development and expansion alternatives, beyond its regular business plans. However, such process has not included an analysis of alternatives for the structure of an alliance with S.A.C.I. Falabella (”Falabella”). Due to the previous, the management of D&S has not had any contact with Falabella or the executives of such company for the purposes mentioned in the Article.

Please let us know if you require any additional clarification or information.

Cordially yours,

                    Miguel Núñez Sfeir
                    Legal Representative
                    Distribución y Servicio D&S S.A.

cc.	Bolsa de Comercio de Santiago Bolsa Electrónica de Chile Bolsa de Valores de Valparaíso Comisión Clasificadora de Riesgo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: April 22, 2008